SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)
SunOpta Inc.
(Name of Issuer)

Common Stock, Without Par Value
(Title of Class of Securities)

8676 EP 10 8
(CUSIP Number of Class of Securities)

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Zeno Santache Claridge Inc. 1170 Peel Street, Suite 800 Montreal, Canada H3B 4P2 (514) 878-5200
December 7, 2007
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D/A

CUSIP No. 8676 EP 10 8

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stephen R. Bronfman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-27,250-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-27,250-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

CUSIP No. 8676 EP 10 8

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Fetherstonhaugh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-39,000-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-39,000-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-39,000-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D/A

CUSIP No. 8676 EP 10 8

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SRB Belvedere Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D/A

CUSIP No. 8676 EP 10 8

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles R. Bronfman Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON
OO

Introductory Note

This Amendment No. 10 (this "Statement") amends the Schedule 13D (the "Initial 13D") originally filed by Claridge Israel LLC, a Delaware limited liability company, on September 27, 2001, as amended by Amendment No. 1 thereto filed on October 2, 2001, as further amended by Amendment No. 2 thereto filed on October 23, 2001, as further amended by Amendment No. 3 thereto filed on December 27, 2001, as further amended by Amendment No. 4 thereto filed on December 6, 2002, as further amended by Amendment No. 5 thereto filed on March 28, 2003, as further amended and restated by Amendment No. 6 thereto filed on September 8, 2003, as further amended by Amendment No. 7 thereto filed on January 7, 2004, as further amended by Amendment No. 8 thereto filed on May 12, 2006 and as further amended by Amendment No. 9 thereto filed on December 4, 2007 (the Initial 13D, together with all amendments thereto, are herein referred to as the "Schedule 13D"). Stephen R. Bronfman ("Bronfman"), Robert Fetherstonhaugh ("Fetherstonhaugh"), the SRB Belvedere Trust (the "Belvedere Trust") and the Charles R. Bronfman Trust ("CR.BT" and, together with Bronfman and the Belvedere Trust, the "Bronfman Reporting Persons" and, the Bronfman Reporting Persons, together with Fetherstonhaugh, the "Reporting Persons") are jointly filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4(a) of the Schedule 13D is hereby amended by adding to the end thereof the following:

Pursuant to the Underwriting Agreement, Bronfman, the Belvedere Trust and CR.BT sold to the Underwriter an aggregate of 5,080,532 shares of Common Stock at a purchase price of $13.20 per share on December 7, 2007.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

The Reporting Persons may be deemed members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Bronfman and Fetherstonhaugh are designated by Claridge to serve on the Board of Directors of the Issuer. Additionally, Fetherstonhaugh is a Trustee of the Belvedere Trust.

Bronfman beneficially owns directly 27,250 shares of Common Stock (comprised entirely of shares of Common Stock that may be acquired through presently exercisable options), which in the aggregate represents approximately 0.04% of the Common Stock of the Issuer based on the 63,981,483 shares of Common Stock the Issuer had outstanding as of November 8, 2007, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2007 (the "Reported Share Number"), and the 27,250 shares of Common Stock that may be acquired through presently exercisable options.

Neither the Belvedere Trust nor CR.BT beneficially own any shares of Common Stock.

Fetherstonhaugh beneficially owns directly 39,000 shares of Common Stock (including 29,000 shares of Common Stock that may be acquired through presently exercisable options), which in the aggregate represents approximately 0.06% of the Common Stock of the Issuer based on the Reported Share Number and the 29,000 shares of Common Stock that may be acquired through presently exercisable options.

Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

(b)

Except as set forth in Item 5(a) above, each Reporting Person possesses the sole power to vote and to dispose of the shares of Common Stock reported herein as beneficially owned by such Reporting Person.

(c)

On December 7, 2007, (i) Bronfman sold 4,550,000 shares of Common Stock, (ii) the Belvedere Trust sold 420,714 shares of Common Stock and (iii) CR.BT sold 109,181 shares of Common Stock. All such transactions were effected pursuant to the Underwriting Agreement at a price per share of $13.20.

Except as set forth above, during the last 60 days there have been no transactions in the Common Stock effected by the Reporting Persons.

(e)

Each Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on December 7, 2007.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Except for the agreements described in the Schedule 13D, that are incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated May 12, 2006, by and among Stephen R. Bronfman, Robert Fetherstonhaugh, SRB Belvedere Trust and Charles R. Bronfman Trust.*

Exhibit 99.2.	Power of Attorney from Stephen R. Bronfman.*

Exhibit 99.3.	Power of Attorney from Robert Fetherstonhaugh.*

Exhibit 99.4.	Power of Attorney from Robert Fetherstonhaugh, a Trustee of the SRB Belvedere Trust.*

Exhibit 99.5.	Power of Attorney from Michael Vineberg, a Trustee of the SRB Belvedere Trust.*

Exhibit 99.7.	Power of Attorney from Steven H. Levin, a Trustee of the Charles R. Bronfman Trust.*

Exhibit 99.8.	Power of Attorney from Jay Rubinstein, a Trustee of the Charles R. Bronfman Trust.*

*  Incorporated by reference to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the Commission on May 12, 2006 (Commission File No. 005-59617).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2007	STEPHEN R. BRONFMAN

By: /s/ Zeno Santache
Name: Zeno Santache,
as Attorney-in-Fact
for Stephen R. Bronfman

Dated: December 7, 2007	ROBERT FETHERSTONHAUGH

By: /s/ Zeno Santache
Name: Zeno Santache,
as Attorney-in-Fact
for Robert Fetherstonhaugh

Dated: December 7, 2007	SRB BELVEDERE TRUST

By: /s/ Zeno Santache
Name: Zeno Santache,
as Attorney-in-Fact for each of
Robert Fetherstonhaugh, a Trustee, and
Michael D. Vineberg, a Trustee

Dated: December 7, 2007	CHARLES R. BRONFMAN TRUST

By: /s/ Marc A. Berger
Name: Marc A. Berger
Title: Trustee

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 7, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Amendment No. 10 to Schedule 13D with respect to the common stock, without par value, of SunOpta Inc.

Ladies and Gentlemen:

On behalf of Stephen R. Bronfman, Robert Fetherstonhaugh, the SRB Belvedere Trust and the Charles R. Bronfman Trust, transmitted herewith for filing with the Securities and Exchange Commission is one complete copy of Amendment No. 10 to that certain Schedule 13D, originally filed on September 27, 2001 (the "Schedule 13D") with respect to the common stock, without par value, of SunOpta Inc., a Canadian corporation (the "Company").

By copy of this letter, one complete copy of this Amendment No. 10 to the Schedule 13D has been sent to the Company at its principal executive office.

Should you have any questions regarding the enclosed, please call the undersigned or Michael A. Schwartz at (212) 728-8000.

Very truly yours,

/s/ Andrew A. Markus

Encl.

cc:

SunOpta Inc.
Zeno Santache
Michael A. Schwartz, Esq.